January 7, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:                               Assured Guaranty Ltd.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Quarter Ended March 31, 2010

File No. 1-32141

Dear Mr. Rosenberg:

We thank the Commission for discussing in our phone conversation of January 4, 2011 the application of financial guaranty insurance accounting to Assured Guaranty Ltd.’s (the “Company”) acquisition of Assured Guaranty Municipal Holdings, Ltd. (“AGMH”), formerly known as Financial Security Assurance Holdings Ltd., on July 1, 2009. Pursuant to our conversation, we have included additional information in this letter that we considered in determining the most appropriate accounting for this acquisition.  As we discussed, this acquisition was the first and, so far, only acquisition of a financial guarantor completed subsequent to the issuance of Statement of Financial Accounting Standard (“FAS”) No. 163, Accounting for Financial Guarantee Insurance Contracts, which was effective January 1, 2009 (while this guidance is now incorporated in ASC 944, we will refer to it as FAS 163 in this letter).  The absence of precedent and the complexities of the accounting, particularly considering the nature of our transaction and the economic climate at the time, required the Company to spend a significant amount of time, including significant discussions with our independent accountants, PwC, considering the accounting issues involved with this acquisition. The specific subject of this letter, namely the interplay between the guidance for business combinations for insurance companies found at ASC 944-805 (i.e., which we will refer to by its pre-codification reference of FAS 141R in this letter) and FAS 163, was one that was given considerable thought at that time.

FAS 141R was issued in December 2007. FAS 163 was issued in May 2008 and introduced a fundamentally different accounting model for financial guaranty insurance contracts, one not contemplated at the time FAS 141R was issued. Under FAS 163, at inception of a financial guarantee contract expected losses are inherently embedded in unearned premium in addition to a measurement of the uncertainty of those cash flows (i.e., risk margin) and are not recognized separately in the financial statements as a claim liability or expense until they exceed the remaining balance of unearned premium on a contract by contract basis.  We have provided readers of our financial statements significant supplemental disclosures to enhance the transparency of expected losses included in UPR.

The Company contemplated several alternatives while considering how to apply the guidance in FAS 141R to contracts accounted for under FAS 163.  The Company believes strongly that the accounting it adopted complies with both FAS 141R and FAS 163, best reflects the economics of the transaction and is the appropriate approach.  PwC concurs with this assessment.

Based on our phone conversation, we believe that the following two questions are the key discussion points where we can provide additional insight into our thought processes for determining our accounting for the AGMH acquisition.  Naturally, if there are additional issues or concepts that you would like us to address, we would be pleased to do so.

1.              Must expected probability weighted cash outflows that exist at the acquisition date be established as a separate liability to pay incurred contract claims as per FAS 60 as amended by FAS 141R, paragraph 59C(a) (ASC 944-805-30-1(a)), even when a remaining stand ready obligation exists under the insurance contract?

FAS 163 is not based on the traditional concept of short duration “incurred claims” under FAS 60.  Under FAS 163, a claim liability may be recognized before insured events (i.e. events of default) occur.  The Board discussed this conclusion in paragraph B32 of FAS 163 as follows:

The claim liability recognition and measurement approach in this Statement is a new approach that incorporates aspects of the long-duration insurance accounting model in Statement 60 and represents a departure from practice under FASB Statement No. 5, Accounting for Contingencies.  The Board decided, in this instance, that claim liability recognition based on when a default has occurred does not provide sufficient information to users of financial statements of insurance enterprises because it ignores information about credit deterioration of an insured financial obligation.

FAS 163 recognizes that, at inception of the contract, the unearned premium embodies all expected future cash flows. The Board explicitly rejected the notion that the FAS 163 model delays the recognition of claim liabilities in paragraph B36 as follows:

Those respondents commented that linking premium revenue recognition and claim liability recognition reduces the usefulness of financial statements and delays the recognition of the claim liability.  The Board disagreed, noting that the unearned premium represents the obligation to stand ready at inception and, by definition, links all of the potential cash flows of the insurance contract.

As a result, a claim liability is only recognized separately in the financial statements when the probability weighted net cash outflows exceed the remaining unearned premium revenue (UPR).  At and subsequent to inception, every financial guaranty contract has some expected losses that are implicitly included in UPR. While it is true that certain acquired contracts had probability-weighted cash outflows exceeding historical UPR, historical UPR is not relevant in a business combination and all of the acquired contracts contained a continuing obligation to provide insurance coverage.  Based on the guidance in FAS 163, including the illustration contained in Example 2 (paragraph A13), we believe that a financial guarantor records a claim liability and no UPR only when its sole future obligation is to make claim payments. At that time, any remaining UPR is recognized in revenue and an additional claim liability is recognized. We have applied this policy consistently to all of our financial guaranty policies, both prior to and after the AMGH acquisition. At the date of the acquisition we were required by paragraph 59A to consider our financial guaranty contracts to be new contracts under FAS 163. FAS 163 requires that the stand ready performance obligation be recorded at initial recognition.  In a non-business combination, the stand ready amount is represented at inception by the present value of premium received or receivable under the contract (i.e., the unearned premium).  In a business combination, the stand ready obligation is equal to the amount of fair value allocated to it.  In both cases, the stand ready obligation implicitly consists of the present value of expected net cash outflows to be paid, plus an adjustment for risk.  This accounting is also consistent with our accounting for all of our other financial guaranty insurance contracts, whereby a claim liability does not separately exist for a new contract.

FAS 60 as amended by FAS 141R, paragraph 59C(a) refers to the acquirer recording a liability to pay future contract claims and claims expenses on the unexpired portion of the acquired contracts and a liability to pay incurred contract claims and claim expenses on those contracts.  This guidance was written in the context of traditional FAS 60 contracts where a claim liability is recorded separate from the remaining UPR whenever an insured event has occurred and a remaining performance obligation exists.  In those cases, the UPR that is established implicitly contains the expected claims costs for the remaining coverage period. The Company’s accounting is consistent with this approach, in that the UPR we established considers only expected claims on future insured events and does not include claim costs relating to past insured events.

If we established both a claim liability and UPR on a contract at the acquisition date, the claim liability would not be established in an amount in excess of UPR as mandated by FAS 163.  Going forward, we would then need to establish separate accounting policies for these contracts compared to our other financial guaranty insurance contracts to determine how and when to record loss development.  We do not believe the inconsistency of accounting policies complies with the requirements of paragraph 59C(a) of FAS 141R.

The Company’s accounting is consistent with the accounting that would result from applying FAS 163 to a similar contract written outside the constructs of FAS 141R, whether written as a new contract or through a reinsurance agreement.  This is consistent with the guidance in FAS 60 as amended by FAS 141R, paragraph 59C(a) whereby insurance “assets and liabilities [should be] measured in accordance with the acquirer’s accounting policies for insurance….contracts that it issues or holds.” We also believe this is consistent with the overall intent of the FASB expressed in paragraph B192 of FAS 141R, which states that:

That guidance permits the acquirer to subsequently report the acquired business on the same basis as its written business (with the exception of the amortization of the intangible asset).

2.              How should the Company’s stand-ready obligation be measured as of the acquisition date?

Paragraph 23 of FAS 163 states that, “The unearned premium revenue represents the insurance enterprise’s stand-ready obligation under a financial guaranty insurance contract at initial recognition.” We believe that UPR should be measured using only future expected cash flows, consistent with the guidance in paragraph 59C(a) of FAS 60 as amended by FAS 141R, and that it is appropriate to establish this liability at the fair value of these future expected cash flows (i.e., including a measurement of the uncertainty of those cash flows, i.e., a risk margin), consistent with the guidance in FAS 141R.

The guidance in paragraph 59C(a), states that liabilities assumed “would not include the acquiree’s…unearned premiums that do not represent future cash flows.”  We believe this was meant to clarify that the acquiree’s historical unearned premium balance is irrelevant in the measurement of the stand-ready obligation (UPR) which should instead be based on future cash flows and was not meant to provide explicit guidance on how to measure the cash flows that are included in UPR.  The guidance does not specifically require or preclude including a risk margin in UPR. However, inclusion of a risk margin in UPR is consistent with the language of paragraph 59A which requires that the acquirer consider insurance contracts to be new contracts for measurement and accounting purposes.  It is also representative of the economics of the transaction as our purchase price was at a significant discount to book value. This discount resulted from the significant risk premiums charged the seller for certain of the insurance contracts we acquired.

As noted above, paragraph B192 of FAS 141R provides helpful context when considering the FASB’s intent and acceptable accounting alternatives, stating, “That guidance permits the acquirer to subsequently report the acquired business on the same basis as its written business.” Exclusion of a risk margin results in the presentation of purchased business on a different basis as originated business, which would be inconsistent with this guidance.  The inclusion of a risk margin is consistent across all of the Company’s policies whether they were originated via a direct writing, a reinsurance treaty agreement, a portfolio transfer or through an acquisition.

In our conversations with our independent accountants, PwC communicated that the issue of how to measure UPR in a business combination was a broad issue for the insurance industry.  They provided useful insight from their conversations with the FASB staff on UPR measurement under FAS 141R. These discussions indicated that the FASB intentionally wrote the business combinations guidance broadly, allowing for the preparers to use latitude and judgment in valuing the UPR. According to PwC’s discussions, use of a “gross premium” approach, including a margin above expected costs, was acceptable.  We understand this information was also shared with the AICPA’s Insurance Expert Panel.

PwC’s monograph, A Global Guide to Accounting for Business Combinations and Noncontrolling Interests - Application of the U.S. GAAP and IFRS Standards (the Guide), also addresses this issue. In section F.5.1 of Appendix F, the Guide states that there are several acceptable presentation approaches for the liability relating to the unexpired portion of the coverage. The first alternative is to record UPR at what the insurer would charge insureds at the acquisition date over the remaining coverage period (that is, gross premium), which reflects an entry price. The Guide states that this approach is more consistent with the gross presentation required by ASC 805.The Guide also states that PwC would support an alternative approach of establishing an unearned premium revenue liability equal to the fair value (exit value) of expected future contract claims and claims expenses on the unexpired portion of the acquired contracts.

We also note that the general guidance in FAS 141R requires that liabilities assumed be recorded at their acquisition date fair values.  We believe similar transactions for non-insurance companies would result in the recognition of performance obligations at their fair value, which would include the expected cost of settling those performance obligations and a measurement of the uncertainty or risk margin.

Once established, the UPR is recognized on a gross basis as revenue under FAS 163 (as the performance obligation is satisfied). We believe this is similar to the treatment of other performance obligations (e.g., unearned revenue) outside of insurance industry business combinations.  In addition, we believe this is consistent with the overall FASB intent outlined above that purchased and written contracts be recognized on the same basis.  The presentation that results reflects the economics and the accounting for the transaction as if a reinsurance contract were entered into to assume the underlying direct contracts at the acquisition date.

*               *            *

We believe the acquisition accounting we used in relation to AGMH’s financial guaranty insurance contracts is the appropriate approach given the guidance in the authoritative literature.  However, we understand that users of our financial statements may desire additional information and disclosures regarding the composition of our liabilities. As such, the Company voluntarily discloses additional information in the footnotes to its financial statements to enhance the transparency into expected losses on all of its financial guaranty contracts, including the anticipated timing of when these expected losses will be recognized as incurred losses in the financial statements (for example, see Note 6 of the Company’s filing on Form 10-Q for the period ended September 30, 2010).

We hope that you find this additional information useful in assessing our response to your comments on this issue.

You may contact Robert Bailenson, Chief Accounting Officer, at (212) 261-5511 or (441) 278-6633, or me, at (212) 408-6066 or (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Mark Brunhofer, Senior Staff Accountant, Division of Corporate Finance
Ibolya Ignat, Staff Accountant, Division of Corporate Finance
Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.
William Findlay, Director of Accounting Policy, Assured Guaranty Ltd.